OMB APPROVAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
OMB Number:         3235-0145
Expires:        February 28, 2009
Estimated average burden
hours per response. . . . . . .14.5



SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.	)*



Omega Commercial Finance Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68207V208
(CUSIP Number)

John S.CummingsIV,President,1000 5th St.Suite200
Miami Beach,FL33139 305-704-3294
(name, address and telephone number of the person authorized to recieve notices and communications)

March 12, 2013
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)


CUSIP No. ..68207V208.
1. 	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).
	Lambert Private Equity LLC  26-4830978
2. 	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. 	SEC Use Only
4. 	Source of Funds (See Instructions) OO  Payment of fee to Reporting Person
5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant
to Items 2(d) or 2(e)
6. 	Citizenship or Place of Organization Delaware	.
Number of Shares Bene-
ficially by
Owned by Each
Reporting
Person With
7. 	Sole Voting Power 13,400,000

8. 	Shared Voting Power

9. 	Sole Dispositive Power 13,400,000

10. 	Shared Dispositive Power
11. 	Aggregate Amount Beneficially Owned by Each Reporting Person 13,400,000
12. 	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares (See Instructions)
13. 	Percent of Class Represented by Amount in Row (11) 8.455%
14. 	Type of Reporting Person (See Instructions)
	CO













Item 1. Security and Issuer

       Common Stock.   Omega Commercial Finance Corporation,
1000 5th ST. Suite 200, Miami Beach, FL 33139

Item 2. Identity and Background

Lambert Private Equity LLC, Delaware,
private equity and equity lines,
 1031 N. Refugio Rd., Santa Ynez, CA  93460




(d) 	No
(e) 	No

Item 3. Source and Amount of Funds or Other Consideration
Common Stock paid by Issuer to Reporting Person as Commitment Fee pursuant to the Standby Equity Purchase Agreement between Issuer and Reporting Person as filed by Issuer 8-K filed 2013-02-11 File Number 000-08447 Film Number 13591841. Commitment Fee paid by Issuer on 2013-03-12.
The percentage in this paragraph is calculated based on a total of 158,486,150 Shares outstanding as of March 11, 2013.


Item 4. Purpose of Transaction
	Passive Investment.





Item 5. Interest in Securities of the Issuer
(a) (b)Lambert Private Equity LLC may be deemed to be the beneficial owner of 13,400,000 shares common stock, which represents approximately 8.455 percent of the Issuers outstanding Shares.
Lambert Private Equity LLC may be deemed to have sole power to vote and solepower to dispose of such shares
(c) 	None.
(d)     None.
(e) 	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The following Persons hold consulting service contract rights to net receipts of profits which may be realized by Lambert Private Equity LLC related to the Commitment Fee noted in Item 3.
These Persons hold no other rights of any kind related to the securities of the Issuer, whether owned by Lambert Private Equity LLC or otherwise.

              Margret Northcroft  51%
              Mitchell R. Hawkins  22%
              Matthew B. Ladin  5%








Item 7. Material to Be Filed as Exhibits

	None

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

March 20, 2013
Date

/s/ Mitchell R. Hawkins
Signature

Mitchell R. Hawkins, Secretary
Name/Title